[ETHYL CORPORATION LETTERHEAD]

                                August 27, 1997

TO OUR SHAREHOLDERS:

     Ethyl Corporation ("Ethyl") is offering to purchase 35,000,000 shares (or such lesser number as are properly tendered), or approximately 29.55% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $9.25 nor less than $7.75 per Share. Ethyl is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This allows you to select the price within the specified price range at which you are willing to sell your Shares to Ethyl. On August 26, 1997, the last trading day prior to the announcement and commmencement of the offer, the closing price per share for Ethyl's common stock on the New York Stock Exchange (the "NYSE") was $9.00.

     Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any shareholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

     Ethyl will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offer. If the number of Shares properly tendered is equal to or less than the number of Shares Ethyl seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) will be purchased at the Purchase Price, net to the seller in cash, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal. Those terms and conditions include, among other things, provisions relating to possible proration, conditional tenders and the tender of odd lots.

     If tendering shareholders properly tender more than the number of Shares Ethyl seeks to purchase through the offer, Ethyl will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that will allow Ethyl to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Ethyl would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     In recent years, Ethyl has invested approximately $500 million in its petroleum additives business. These investments have enabled Ethyl to establish itself as a leading supplier to the worldwide petroleum industry. Ethyl has determined that additional large acquisitions are not currently available and, accordingly, has reevaluated its capital structure and dividend policy. The Board of Directors has made the strategic decision to reduce equity capital by making the offer and decided that the annual dividend should be reduced from 50 cents per Share to 25 cents per Share beginning with the fourth-quarter dividend scheduled to be paid on January 1, 1998. The revised dividend policy, which provides increased financial flexibility, results in a dividend payout ratio that is closer to Ethyl's dividend payout target of 30 percent of net earnings, and is more comparable to those of other public U.S. industrial companies.

     The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. If you want to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither Ethyl nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any Shares.

                                         Sincerely,

                                         /s/ BRUCE C. GOTTWALD
                                         --------------------------
                                         Bruce C. Gottwald
                                         Chairman and Chief Executive Officer